

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Charley Changmin Yoon
President
Hyundai ABS Funding, LLC
3161 Michelson Drive
Irvine, California 92612

> **Re: Hyundai ABS Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed December 17, 2021**
> **File No. 333-261719**

Dear Mr. Yoon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance